UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Prairie Operating Co.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

739650109

(CUSIP Number)

Gregory K. O’Neill

Level 27, 60 City Road Southbank
Melbourne, Australia
+ 61 3 9694 3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 739650109	SCHEDULE 13D	Page 1 of 8 Pages

1	NAME OF REPORTING PERSON Narrogal Nominees Pty Ltd ATF Gregory K O’Neill Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,478,567(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,478,567(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,478,567(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.00%(2)
14	TYPE OF REPORTING PERSON OO (Australian Trust)

(1)	Includes (i) 2,039,614 shares of Common Stock (as defined below); and (ii) 438,953 shares of Common Stock issuable within 60 days of the date hereof upon the exercise of the Series D A Warrants (as defined below) or the Series E Warrants (as defined below). The shares reported herein do not include 15,561,047 shares of Common Stock that underlie, in the aggregate, the Series D Preferred Stock (as defined below), the Series D A Warrants, the Series E Preferred Stock (as defined below), the Series E A Warrants (as defined below) and the Series E B Warrants (as defined below), as the exercise or conversion of these securities is subject to the Beneficial Ownership Limitation (as defined below).

(2)	This percentage is based on 9,914,268 shares of Common Stock outstanding, which includes (i) 7,475,315 shares of Common Stock outstanding as of November 9, 2023 (as reported in the Quarterly Report of the Issuer (as defined below) on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2023); (ii) 2,000,000 shares of Common Stock issued to the Family Trust (as defined below) in connection with the exercise of the Series D B Warrants (as defined below) on November 13, 2023 (as further described in Item 3); and (iii) 438,953 shares of Common Stock issuable within 60 days of the date hereof upon the exercise of the Series D A Warrants or Series E Warrants.

CUSIP No. 739650109	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Narrogal Nominees Pty Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,478,567(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,478,567(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,478,567(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.00%(2)
14	TYPE OF REPORTING PERSON OO (Australian proprietary company)

(1)	Includes (i) 2,039,614 shares of Common Stock; and (ii) 438,953 shares of Common Stock issuable within 60 days of the date hereof upon the exercise of the Series D A Warrants or the Series E Warrants. The shares reported herein do not include 15,561,047 shares of Common Stock that underlie, in the aggregate, the Series D Preferred Stock, the Series D A Warrants, the Series E Preferred Stock, the Series E A Warrants and the Series E B Warrants, as the exercise or conversion of these securities is subject to the Beneficial Ownership Limitation.

(2)	This percentage is based on 9,914,268 shares of Common Stock outstanding, which includes (i) 7,475,315 shares of Common Stock outstanding as of November 9, 2023 (as reported in the Quarterly Report of the Issuer on Form 10-Q filed with the SEC on November 14, 2023); (ii) 2,000,000 shares of Common Stock issued to the Family Trust in connection with the exercise of the Series D B Warrants on November 13, 2023 (as further described in Item 3); and (iii) 438,953 shares of Common Stock issuable within 60 days of the date hereof upon the exercise of the Series D A Warrants or Series E Warrants.

CUSIP No. 739650109	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Gregory K. O’Neill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,478,567(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,478,567(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,478,567(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.00%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 2,039,614 shares of Common Stock; and (ii) 438,953 shares of Common Stock issuable within 60 days of the date hereof upon the exercise of the Series D A Warrants or the Series E Warrants. The shares reported herein do not include 15,561,047 shares of Common Stock that underlie, in the aggregate, the Series D Preferred Stock, the Series D A Warrants, the Series E Preferred Stock, the Series E A Warrants and the Series E B Warrants, as the exercise or conversion of these securities is subject to the Beneficial Ownership Limitation.

(2)	This percentage is based on 9,914,268 shares of Common Stock outstanding, which includes (i) 7,475,315 shares of Common Stock outstanding as of November 9, 2023 (as reported in the Quarterly Report of the Issuer on Form 10-Q filed with the SEC on November 14, 2023); (ii) 2,000,000 shares of Common Stock issued to the Family Trust in connection with the exercise of the Series D B Warrants on November 13, 2023 (as further described in Item 3); and (iii) 438,953 shares of Common Stock issuable within 60 days of the date hereof upon the exercise of the Series D A Warrants or Series E Warrants.

CUSIP No. 739650109	SCHEDULE 13D	Page 4 of 8 Pages

Item 1.	SECURITY AND ISSUER

The class of equity security to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, par value $0.01 per share (“Common Stock”), of Prairie Operating Co., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 602 Sawyer Street, Suite 710, Houston, TX 77007. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed by:

(i) Narrogal Nominees Pty Ltd ATF Gregory K O’Neill Family Trust, a trust organized under the laws of Australia (the “Family Trust”);

(ii) Narrogal Nominees Pty Ltd, a proprietary company organized under the laws of Australia (“Narrogal Nominees”), as trustee to the Family Trust; and

(iii) Gregory K. O’Neill, an Australian citizen, as Sole Director of Narrogal Nominees (“Mr. O’Neill,” collectively with the Family Trust and Narrogal Nominees, the “Reporting Persons”).

(b) The address of each of the Reporting Persons is Level 27, 60 City Road Southbank, Melbourne, Australia.

(c) The Family Trust is principally engaged in the business of holding, managing and distributing the property of the Family Trust and proceeds therefrom. The principal business of Narrogal Nominees is to act as the Trustee of the Family Trust for the benefit of the beneficiaries thereof. O’Neill is the Chairman of Watermill Capital Partners, a private family office. The address of Watermill Capital Partners is Level 27, 60 City Road Southbank, Melbourne, Australia.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The information from the response in subpart (a) of this section is incorporated by reference herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information contained in Item 4 is incorporated herein by reference.

The Series D PIPE

On May 3, 2023, the Family Trust and the Issuer entered into a securities purchase agreement (the “Series D Securities Purchase Agreement”), pursuant to which the Family Trust agreed to purchase, and the Issuer agreed to sell to the Family Trust, certain securities of the Issuer for an aggregate of $10 million, paid from working capital of Narrogal Nominees, consisting of: (i) 10,000 shares of Series D preferred stock, par value $0.01 per share (“Series D Preferred Stock”), with a stated value of $1,000 per share and convertible to 2,000,000 shares of Common Stock at a price of $5.00 per share, and (ii) A warrants to purchase 2,000,000 shares of Common Stock (the “Series D A Warrants”) and B warrants to purchase 2,000,000 shares of Common Stock (the “Series D B Warrants” and together with the Series D A Warrants, the “Series D Warrants”), in a private placement (the “Series D PIPE”).

The Series D Warrants are exercisable at a price of $6.00 per share, subject to adjustments as provided under the terms of the Series D Warrants. The Series D Warrants are exercisable at any time on or after May 3, 2023, the closing date of the Series D PIPE (the “Series D Closing Date”), until the expiration thereof, except that the Series D Warrants cannot be exercised by the Family Trust if, after giving effect thereto, the Family Trust would beneficially own more than 4.99% (the “Maximum Percentage”) of the outstanding shares of Common Stock, which Maximum Percentage may be increased or decreased by the Family Trust, upon written notice to the Issuer, to any specified percentage not in excess of 9.99% (the “Beneficial Ownership Limitation”). The Series D A Warrants have a term of five years from the date of issuance, and the Series D B Warrants have a term of one year from the date of issuance.

In connection with the consummation of the Series D PIPE, the Issuer filed the Certificate of Designation of Preferences, Rights and Limitations of Series D Convertible Preferred Stock (the “Series D Certificate of Designation”), which sets forth the terms and provisions of the Series D Preferred Stock. Subject to limited exceptions, the Family Trust will not have the right to convert any portion of their Series D Preferred Stock if the Family Trust, together with its affiliates, would beneficially own in excess of 4.99% (or up to 9.99% at the election of the Family Trust) of the number of shares of Common Stock outstanding immediately after giving effect to such conversion.

In connection with the Series D PIPE, the Family Trust entered into a registration rights agreement, dated May 3, 2023 (the “Series D Registration Rights Agreement”), with the other Purchasers (as defined therein) party thereto and the Issuer, pursuant to which the Issuer agreed to submit to or file with the SEC, within 45 calendar days after the Series D Closing Date, a registration statement registering the resale of the shares of Common Stock underlying the Series D Preferred Stock and Series D Warrants (the “Series D Resale Registration Statement”), and the Issuer agreed to use its best efforts to have the Series D Resale Registration Statement declared effective as promptly as possible after the filing thereof but no later than ninety (90) calendar days (or one hundred twenty (120) calendar days if the SEC notifies the Issuer that it will review the Series D Resale Registration Statement) following the Series D Closing Date.

CUSIP No. 739650109	SCHEDULE 13D	Page 5 of 8 Pages

This summary is qualified by the actual terms of (i) the Series D Securities Purchase Agreement, (ii) the Series D Warrants, (iii) the Series D Certificate of Designation; and (iv) the Series D Registration Rights Agreement, forms of each of which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

The Series E PIPE

On August 15, 2023, the Issuer entered into a securities purchase agreement (the “Series E Securities Purchase Agreement”) with the Family Trust, pursuant to which the Family Trust agreed to purchase, and the Issuer agreed to sell to the Family Trust, certain securities of the Issuer for an aggregate of $20.0 million, paid from working capital of Narrogal Nominees, consisting of (i) 1,131,856 shares of Common Stock (the “PIPE Shares”), (ii) 20,000 shares of Series E preferred stock, par value $0.01 per share (“Series E Preferred Stock”), with a stated value of $1,000 per share, convertible into 4,000,000 shares of Common Stock at a price of $5.00 per share, and (iii) A warrants to purchase 4,000,000 shares of Common Stock (“Series E A Warrants”) and B warrants to purchase 4,000,000 shares of Common Stock (“Series E B Warrants” and together with the Series E A Warrants, the “Series E Warrants”) in a private placement (the “Series E PIPE”).

The Series E Warrants are exercisable at a price of $6.00 per share, subject to adjustments as provided under the terms of the Series E Warrants. The Series E Warrants are exercisable at any time on or after August 15, 2023, the closing date of the Series E PIPE (the “Series E Closing Date”), until the expiration thereof, except that the Series E Warrants cannot be exercised by the Family Trust if, after giving effect thereto, the Family Trust would beneficially own more than 4.99% (or up to 9.99% at the election of the Family Trust) of the outstanding shares of Common Stock. The Series E A Warrants have a term of five years from the date of issuance, and the Series E B Warrants have a term of one year from the date of issuance.

In connection with the consummation of the Series E PIPE, the Issuer filed the Certificate of Designation of Preferences, Rights and Limitations of Series E Convertible Preferred Stock (the “Series E Certificate of Designation”), which sets forth the terms and provisions of the Series E Preferred Stock. Subject to limited exceptions, the Family Trust will not have the right to convert any portion of their Series E Preferred Stock if the Family Trust, together with its affiliates, would beneficially own in excess of 4.99% (or up to 9.99% at the election of the Family Trust) of the number of shares of Common Stock outstanding immediately after giving effect to such conversion.

In connection with the Series E PIPE, the Family Trust entered into a registration rights agreement, dated August 15, 2023 (the “Series E Registration Rights Agreement”), with the other Holders (as defined therein) party thereto and the Issuer, pursuant to which the Issuer agreed to submit to or file with the SEC, within the later of (i) 45 calendar days after the Series E Closing Date and (ii) 45 calendar days after the SEC declares the Series D Resale Registration Statement effective, a registration statement registering the resale of the PIPE Shares, shares of Common Stock underlying the Series E Preferred Stock and Series E Warrants, and certain other shares (the “Series E Resale Registration Statement”), and the Issuer agreed to use its best efforts to have the Series E Resale Registration Statement declared effective as promptly as possible after the filing thereof but no later than ninety (90) calendar days (or one hundred twenty (120) calendar days if the SEC notifies the Issuer that it will review the Series E Resale Registration Statement) following the later of (x) the Series E Closing Date and (y) the date the SEC declares the Series D Resale Registration Statement effective.

The Issuer’s obligations under the Series E Securities Purchase Agreement, the Series E Warrants, the Series E Registration Rights Agreement and the Series E Certificate of Designation are secured by a lien as described under the Deed of Trust, Mortgage, Assignment of As-Extracted Collateral, Security Agreement, Fixture Filing and Financing Statement, dated August 15, 2023 (the “Deed of Trust”), from Prairie Operating Co., LLC, a Delaware limited liability company (“Prairie LLC”), to Mr. O’Neill for the benefit of the Family Trust. Upon commencement of a voluntary bankruptcy proceeding by Prairie LLC or involuntary bankruptcy proceeding against Prairie LLC, the Family Trust will have the right and option to proceed with foreclosure and to sell all or any portion of the Collateral (as defined in the Deed of Trust). In the event that no shares of Series E Preferred Stock remain outstanding (whether by conversion, redemption or otherwise) or are no longer beneficially owned or otherwise held by the Family Trust (or any of its affiliates), the lien on the Collateral under the Deed of Trust will be released in accordance with the terms and procedures set forth therein.

This summary is qualified by the actual terms of (i) the Series E Securities Purchase Agreement, (ii) the Series E A Warrants, (iii) the Series E B Warrants, (iv) the Series E Certificate of Designation, (v) the Series E Registration Rights Agreement, and (vi) the Deed of Trust, forms of each of which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

Series D B Warrants Exercise and Amendment and Waiver of Exercise Limitations

On November 13, 2023, the Family Trust delivered notice to the Issuer of the exercise of the Series D B Warrants to purchase 2,000,000 shares of Common Stock at an exercise price of $6.00 per share for a total exercise price of $12 million, paid from the working capital of Narrogal Nominees (the “Warrant Exercise”). The Series D B Warrants were originally issued on May 3, 2023, in connection with the Series D PIPE. The issuance of shares of Common Stock pursuant to the Warrant Exercise was made pursuant to the exemption from registration contained in Section 4(a)(2) under the Securities Act.

In connection with the Warrant Exercise, the Family Trust (a) entered into an agreement with the Issuer (the “Amendment and Waiver Letter Agreement”), pursuant to which the terms of each of the Series D Warrants and Series E Warrants were amended to increase the maximum Beneficial Ownership Limitation from 9.99% to 25% and (b) gave notice to the Issuer that it was increasing its Beneficial Ownership Limitation to 25% with respect to each of the Series D Warrants and Series E Warrants. The maximum Beneficial Ownership Limitation on the Series D Preferred Stock and Series E Preferred Stock remains at 9.99%.

CUSIP No. 739650109	SCHEDULE 13D	Page 6 of 8 Pages

This summary is qualified by the actual terms of the Amendment and Waiver Letter Agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 4.	PURPOSE OF TRANSACTION

The information contained in Item 3 is incorporated herein by reference. The Reporting Persons may further purchase, hold, vote, trade, dispose of, or otherwise deal in the shares of Common Stock, and may exercise warrants or convert shares of preferred stock, at such times, and in such manner, as they deem advisable to benefit from changes in the market prices of such Common Stock, changes in the Issuer’s operations, business strategy, or prospects. The Reporting Persons may review, monitor, and evaluate their investments in the Issuer at any time, whether in light of the discussions described in the immediately preceding sentence or otherwise, which may give rise to plans or proposals that, if consummated, would result in one or more of the events described in Item 4 of Schedule 13D. Any such discussion or actions may consider various factors, including, without limitation, the Issuer’s business prospects and other developments concerning the Issuer, alternative investment opportunities, general economic conditions, financial and stock market conditions, the Issuer’s management, competitive and strategic matters, capital structure, liquidity objectives, and any other facts and circumstances that may become known to the Reporting Persons regarding or related to the matters described in this Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) — (b)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of November 13, 2023. The percent of class presented below is based on 9,914,268 shares of Common Stock outstanding, which includes (i) 7,475,315 shares of Common Stock outstanding as of November 9, 2023 (as reported in the Quarterly Report of the Issuer on Form 10-Q filed with the SEC on November 14, 2023); (ii) 2,000,000 shares of Common Stock issued to the Family Trust in connection with the Warrant Exercise (as further described in Item 3); and (iii) 438,953 shares of Common Stock issuable within 60 days of the date hereof upon the exercise of the Series D A Warrants or the Series E Warrants.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Narrogal Nominees Pty Ltd ATF Gregory K O’Neill Family Trust	2,478,567	25.00%	0	2,478,567	0	25.00%
Narrogal Nominees Pty Ltd	2,478,567	25.00%	0	2,478,567	0	25.00%
Gregory K. O’Neill	2,478,567	25.00%	0	2,478,567	0	25.00%

The Family Trust is the record holder of: (i) 2,039,614 shares of Common Stock (including the 2,000,000 shares of Common Stock issued in connection with the Warrant Exercise of the Series D B Warrants) held in book-entry form; (ii) Series D Preferred Stock convertible into 2,000,000 shares of Common Stock; (iii) Series D A Warrants to purchase 2,000,000 shares of Common Stock; (iv) Series E Preferred Stock convertible into 4,000,000 shares of Common Stock; (v) Series E A Warrants to purchase 4,000,000 shares of Common Stock; and (vi) Series E B Warrants to purchase 4,000,000 shares of Common Stock. The shares reported herein include the 2,039,614 shares of Common Stock held by the Family Trust and 438,953 shares of Common Stock issuable upon the exercise of the Series D A Warrants or Series E Warrants. The shares reported herein do not include 15,561,047 shares of Common Stock that underlie, in the aggregate, the Series D Preferred Stock, the Series D A Warrants, the Series E Preferred Stock, the Series E A Warrants and the Series E B Warrants, as the exercise of these securities is subject to the Beneficial Ownership Limitation, as amended by that Amendment and Waiver Letter Agreement. On a fully diluted basis, the Family Trust would own approximately 71% of the shares outstanding of the Issuer.

Mr. O’Neill is the Sole Director of Narrogal Nominees, which is the trustee of the Family Trust, and as such, Mr. O’Neill has voting and investment control over the shares directly held by the Family Trust.

(c) Except as set forth in this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving Common Stock of the Issuer.

(d) This Item 5(d) is not applicable.

(e) This Item 5(e) is not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 3, 4, and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

CUSIP No. 739650109	SCHEDULE 13D	Page 7 of 8 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated November 21, 2023, by and among the Family Trust, Narrogal Nominees and Mr. O’Neill.
2	Form of Series D Securities Purchase Agreement (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on May 4, 2023).
3	Form of Series D Warrants (incorporated by reference to Exhibit C to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on May 4, 2023).
4	Certificate of Designation of Preferences, Rights and Limitations of Series D Convertible Preferred Stock (incorporated by reference to Exhibit 3.3 of the Issuer’s Current Report on Form 8-K, filed with the SEC on May 9, 2023).
5	Form of Series D Registration Rights Agreement (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K, filed with the SEC on May 9, 2023).
6	Securities Purchase Agreement, dated as of August 15, 2023, by and between the Issuer and the Family Trust (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on August 18, 2023).
7	Series E A Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K, dated August 18, 2023).
8	Series E B Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.3 of the Issuer’s Current Report on Form 8-K, dated August 18, 2023).
9	Certificate of Designation of Preferences, Rights and Limitations of Series E Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on August 18, 2023).
10	Series E Registration Rights Agreement (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K, filed with the SEC on August 18, 2023).
11	Deed of Trust, Mortgage, Assignment of As-Extracted Collateral, Security Agreement, Fixture Filing and Financing Statement, dated as of August 15, 2023, from the Issuer, as mortgagor, to Gregory K. O’Neill, as trustee, for the benefit of the Family Trust (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K, filed with the SEC on August 18, 2023).
12	Amendment and Waiver of Exercise Limitations Letter Agreement, dated as of November 13, 2023, by and between the Issuer and the Family Trust.

CUSIP No. 739650109	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2023

NARROGAL NOMINEES PTY LTD ATF GREGORY K O’NEILL FAMILY TRUST

By: Narrogal Nominees Pty Ltd, as trustee

/s/ Gregory K. O’Neill
Gregory K. O’Neill, Sole Director

NARROGAL NOMINEES PTY LTD

/s/ Gregory K. O’Neill
Gregory K. O’Neill, Sole Director

/s/ Gregory K. O’Neill
Gregory K. O’Neill